PRICING SUPPLEMENT NO. AIG-FP-41	FILED PURSUANT TO RULE 424(b)(2)
DATED OCTOBER 19, 2007	REGISTRATION NOS. 333-106040; 333-143992
TO PROSPECTUS DATED JULY 13, 2007
AND PROSPECTUS SUPPLEMENT DATED JULY 13, 2007
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
LIBOR RANGE NOTES DUE OCTOBER 24, 2022

Principal Amount: U.S.$5,000,000	Issue Date: October 24, 2007

Agents’ Discount or Commission: None	Stated Maturity Date: October 24, 2022

Net Proceeds to Issuer: U.S.$5,000,000	Interest Rate: For each Interest Accrual Period from and including the Interest Accrual Period commencing on the Issue Date to and including the Interest Accrual Period ending on the Stated Maturity Date: 8.325% times Interest Accrual Factor

Interest Payment Dates: Quarterly, on each January 24, April 24, July 24, and October 24 commencing January 24, 2008 and ending on the Maturity Date (whether the Stated Maturity Date or an earlier Redemption Date). If any such date is not a Business Day, the related Interest Payment Date will be the next following day that is a Business Day, and no additional interest will be payable on such Interest Payment Date as a result of any such delay in payment.
Interest Accrual Factor: For any Interest Accrual Period, the number of Business Days during that Interest Accrual Period in respect of which 6m USD LIBORREF is greater than or equal to the applicable Lower LIBOR Barrier and less than or equal to the applicable Upper LIBOR Barrier, divided by the total number of Business Days in such Interest Accrual Period.

Period End Dates: Quarterly, on each January 24, April 24, July 24, and October 24 commencing January 24, 2008 and ending on the Maturity Date, such dates not subject to adjustment whether or not such dates are Business Days.
Interest Accrual Periods: The quarterly period from and including the Issue Date (in the case of the first Interest Accrual Period) or the previous Period End Date, as applicable, to but excluding the next Period End Date.

Reference Rate Cut-Off: For each Business Day in an Interest Accrual Period starting on and including the fifth calendar day prior to the Period End Date for such Interest Accrual Period and ending on and excluding such Period End Date, 6m USD LIBORREF will be equal to 6m USD LIBORREF as determined on such fifth calendar day prior to such Period End Date, provided that if such fifth calendar day is not a Business Day, then 6m USD LIBORREF will be as determined on the first Business Day immediately preceding such fifth calendar day.

Form: ☑ Book Entry ☐ Certificated	CUSIP No.: 02687QCY2

Specified Currency (If other than U.S. dollars): N/A	Authorized Denominations: U.S.$1,000 and multiples of U.S.$1,000 in excess thereof.

The notes are being placed through or purchased by the Agents listed below:

Agent	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S.$5,000,000	Capacity:	☐ Agent	☑ Principal

If as Agent:	The notes are being offered at a fixed initial public offering price of ___% of principal amount.
If as Principal:	☐ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The notes are being offered at a fixed initial public offering price of 100% of principal amount.
Redemption at Option of Issuer:
The notes will be redeemable, in whole only, at the option of the Issuer, upon written notice of a minimum of eight (8) calendar days, at 100% of the Principal Amount, on the Interest Payment Date scheduled to fall on October 24, 2008 and on each Interest Payment Date thereafter (such date, the “Redemption Date”).
Events of Default and Acceleration:
In case an Event of Default with respect to any of the notes has occurred and is continuing, the amount payable to a holder of a note upon any acceleration permitted by the notes will be equal to the amount payable on that note calculated as though the date of acceleration were the Maturity Date of the notes.
In case of default in payment of the notes, whether at the Stated Maturity Date, upon redemption, or upon acceleration, from and after that date the notes will bear interest, payable upon demand of their holders, at the rate equal to the interest applicable to the Interest Accrual Period or portion thereof as of the date on which the default occurs, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the notes to the date payment of that amount has been made or duly provided for.
Other Provisions:

“Maturity Date”	The earlier of the Stated Maturity Date or a Redemption Date.

“Business Day”	Means any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York.

“6m USD LIBORREF”	For any day within an Interest Accrual Period, the rate for deposits in U.S. Dollars for a designated maturity of 6 months which appears on Reuters Page LIBOR01 as of 11:00 a.m. London time on such day (or if such day is not a London business day, on the immediately preceding London business day), subject to the Reference Rate Cut Off provisions above.

“Lower LIBOR Barrier”	0.00%

“Upper LIBOR Barrier”	7.00%

Day Count Convention:	30/360

Calculation Agent:	AIG Financial Products Corp. (“AIG-FP”)

Examples of Calculation of Interest Rate:
Example 1: Assuming that, during a 61-Business Day Interest Accrual Period commencing on or after October 24, 2007 and ending prior to October 24, 2022, the value of 6m USD LIBORREF is greater than or equal to the Lower LIBOR Barrier and less than or equal to the Upper LIBOR Barrier on every Business Day in the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 8.325% calculated as follows: 8.325% x 61/61 = 8.325% per annum.
Example 2: Assuming that, during a 61-Business Day Interest Accrual Period commencing on or after October 24, 2007 and ending prior to October 24, 2022, the value of 6m USD LIBORREF is less than the Lower LIBOR Barrier or greater than the Upper LIBOR Barrier on every Business Day in the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 0.00% calculated as follows: 8.325% x 0/61 = 0.00% per annum.
Example 3: Assuming that, during a 61-Business Day Interest Accrual Period commencing on or after October 24, 2007 and ending prior to October 24, 2022, the value of 6m USD LIBORREF is greater than or equal to the Lower LIBOR Barrier and less than or equal to the Upper LIBOR Barrier on 35 Business Days in the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 4.77664% calculated as follows: 8.325% x 35/61 = 4.77664% per annum.
RISK FACTORS
Investing in the Notes involves a number of significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 6m USD LIBORREF and other events that are difficult to predict and beyond AIG’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.
Limitations on Returns on the Notes.
The interest payable on the notes is uncertain, and movements in the applicable LIBOR rate will affect whether or not and the extent to which you will receive interest on the notes in any Interest Accrual Period.
The maximum Interest Rate on the notes is 8.325%. However, for every day during an Interest Accrual Period on which 6m USD LIBORREF is below the Lower LIBOR Barrier or above the applicable Upper LIBOR Barrier, the applicable Interest Rate for that Interest Accrual Period will be reduced, and accordingly, your return for any Interest Accrual Period over the life of the notes could be significantly less than maximum Interest Rate for that Interest Accrual Period. If 6m USD LIBORREF is below the Lower LIBOR Barrier or above the applicable Upper LIBOR Barrier on every day in any Interest Accrual Period, the applicable Interest Rate for that Interest Accrual Period will be zero.
Historical performance of 6m USD LIBORREF should not be taken as an indication of the future performance of 6m USD LIBORREF during the term of the notes.
It is impossible to predict whether 6m USD LIBORREF will increase or decrease. 6m USD LIBORREF will be influenced by complex and interrelated political, economic, financial and other factors; therefore, the historical performance of 6m USD LIBORREF should not be taken as an indication of future performance thereof during the term of the notes.
Factors that may affect the level of 6m USD LIBORREF include monetary policy, interest rate volatility, interest rate levels and the inflation rate.
Please note that historical trends are not indicative of future behavior of 6m USD LIBORREF.
The inclusion of compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices.
Assuming no change in market conditions or any other relevant factors, the price, if any, at which we (or any of our affiliates or any market maker) are willing to purchase the notes in secondary market transactions will likely be lower, and may be materially lower, than the price at which we sold the notes to the Agent. In addition, any such prices may differ from values determined by pricing models used by us or any of our affiliates or any market maker as a result of dealer discounts, mark-ups or other transactions.
Market factors may influence whether we exercise our right to redeem the notes prior to their scheduled maturity.
It is more likely that we will redeem the notes prior to their Stated Maturity Date to the extent that the calculation of the Interest Rate results in an amount of interest in respect of the notes greater than that for instruments of a comparable maturity and credit rating trading in the market. If we redeem the notes prior to their Stated Maturity Date, you may be unable to invest in securities with similar risk and yield as the notes and replacement investments may be more expensive than your investment in the notes. Your ability to realize market value appreciation and any interest is limited by our right to redeem the notes prior to their scheduled maturity.
There may not be an active trading market in the notes and sales prior to maturity may result in losses.
There may be little or no secondary market for the notes. We do not intend to list the notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the notes. Even if a secondary market for the notes develops, it may not provide significant liquidity or result in trading of notes at prices advantageous to you. Sales in the secondary market may result in significant losses. The Agent currently intends to act as market makers for the notes, but it is not required to do so, and may stop doing so at any time. We expect there will be little or no liquidity in the notes. The prices that may be offered in the secondary market for the notes will be discounted to reflect hedging and other costs and, among other things, changes of and volatility in interest rates in the market.
The market value of the notes may be influenced by unpredictable factors.
The market value of your notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the notes. We expect that generally 6m USD LIBORREF on any day and expectations relating to the future level of 6m USD LIBORREF will affect the market value of the notes more than any other single factor. Other factors that may influence the market value of the notes include:
•	supply and demand for the notes, including inventory positions held by any market maker;

•	economic, financial, political and regulatory or judicial events that affect financial markets generally; interest rates in the market generally;

•	the time remaining to maturity;

•	our right to redeem the notes; and

•	our creditworthiness and credit ratings.
We may have conflicts of interests arising from our relationships with the Calculation Agent.
You should be aware that AIG-FP, our subsidiary, in its capacity as Calculation Agent for the notes, is under no obligation to take your interests into consideration in determining the number of days on which interest will accrue, and is only required to act in good faith and in a commercially reasonable manner. AIG-FP as Calculation Agent will, among other things, also determine the applicable Interest Rate payment to be made on the notes. Because these determinations by the Calculation Agent will affect the interest payments and the payment at maturity on the notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.

ERISA CONSIDERATIONS
The notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 13, 2007.
USE OF PROCEEDS
We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG-FP or certain of its subsidiaries for use for general corporate purposes.

HISTORICAL INFORMATION ON 6M USD LIBORREF
The following graph sets forth the historical levels of 6m USD LIBORREF for the years indicated. You should not take the past performance of 6m USD LIBORREF as an indication of future performance.
Source: Bloomberg L.P. (without independent verification)

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
For the reasons described below, we believe that the notes should be characterized as “variable rate” notes for U.S. federal income tax purposes and we intend to treat the notes as such. For a summary of the material U.S. federal income tax consequences of owning variable rate notes, please see the description under the heading “United States Taxation — United States Holders — Original Issue Discount — Variable Rate Notes” in the accompanying prospectus supplement.
Under the applicable U.S. Treasury Regulations governing original issue discount on debt instruments, a debt instrument is a “variable rate” note if it provides for interest at an “objective rate” (that is, a rate determined using a single interest rate formula based on objective financial or economic information), unless the notes are reasonably expected to provide for significant “front-loading” or “back-loading” of interest. We believe that, although the applicable U.S. Treasury Regulations are not entirely clear, the existence of our option to call the notes should be taken into account in determining whether the notes are reasonably expected to provide for significant “front-loading” or “back-loading” of interest. Taking into account that option, we do not expect there to be significant “front-loading” or “back-loading” of interest payments on the notes, and the notes would qualify as “variable rate notes.”

You should be aware that our expectations regarding “front-loading” and “back-loading” of interest are only applicable for purposes of determining the tax treatment of your notes. We are not making any representation or prediction regarding the actual amount of interest that may be payable on your note, and we are under no obligation to call, and we are not making any promise or representation that we will call, the notes prior to their Stated Maturity Date.
Alternatively, if the notes were found to have significant front-loading or back-loading of interest, it is possible that your notes could be characterized as contingent payment obligations subject to rules described under the heading “United States Taxation — United States Holders — Original Issue Discount — Notes Subject to the Contingent Payment Obligation Rules” in the accompanying prospectus supplement. In that case, among other differences, as more completely described in the prospectus supplement, United States Holders of the notes that otherwise use the cash receipts and disbursements method of accounting would be required to use an accrual method of accounting in determining their income from ownership of the notes, and gain from a sale, redemption or exchange of the notes would be treated as ordinary income rather than capital gain.
GENERAL INFORMATION
The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Examples of Calculation of Interest Rate”, “Certain U.S. Federal Income Tax Consequences”, “ERISA Considerations” and “Risk Factors” above, and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, ANZ Securities, Inc., Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., CIBC World Markets. Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Key Banc Capital Markets Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Mizuho International plc, Mizuho Securities USA Inc., Morgan Stanley & Co. Incorporated, National Australia Capital Markets, LLC, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.